

September 1, 2015

Mail Stop 4546

<u>Via E-mail</u>
Pedro José Moreno Cantalejo
Vice President of Administration and Finance
Santander Mexico Financial Group, S.A.B. de C.V.
Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón
01219 México, D.F.

> **Re: Santander Mexico Financial Group, S.A.B. de C.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed April 30, 2015**
> **File No. 1-35658**

Dear Mr. Cantelejo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 4.B. Business Overview, page 43</u>

<u>Movements in Allowance for Impairment Losses, page 104</u>

<u>Impaired Asset Ratios, page 106</u>

1.   We note that your coverage ratio has declined substantially since 2010, and has ranged from a high of 151.04% at December 31, 2010, to a low of 82.46% as of December 31, 2014. We also note that during the past five years, there were only two periods, 2013 and 2014, where the coverage ratio was below 110%. We also note that nonperforming loans have increased substantially since 2010, both in amount, and in percentage of total computable credit risk. For example, nonperforming loans have increased from Ps. 7,329

at December 31, 2012, to Ps. 18,430 at December 31, 2014, and from 1.92% of computable credit risk to 3.66% for the comparable periods. Also, charge-offs as a percentage of average total loans has increased during 2013 and 2014 relative to 2011 and 2012, with the percentage at 2.38% in 2011, 2.45% in 2012, 3.33% in 2013 and 3.10% in 2014. Lastly, we note that you have significantly extended your write-off policy for your mortgage loans, increasing the period before write-off from 366 days until 36 months, which would seem to increase the coverage ratio given the longer period of time the impaired loans would remain on your financial statements. Please address the following:

- In light of the above trends, please tell us and expand your disclosure in future filings to discuss the factors driving a lower coverage ratio. Please separately quantify each of the factors driving the change where possible.
- Tell us how your allowance methodology or overall qualitative evaluation of the allowance for impairment losses considers the allowance coverage ratio.
- Tell us the factors driving why the provision for impairment losses on loans and leases, net, is lower than the amount of net charge-offs during the year ended December 31, 2014, versus exceeding the amount of net charge-offs during 2013 and 2012. As part of your response, please specifically address how the substantial new loan growth is considered in your allowance methodology.
- Tell us whether, and if so how, your acquisitions of ING Hipotecaria S.A. and the consumer loan portfolio from Scotiabank affect these ratios.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Svitlana Sweat at (202) 551-3326 or Stephanie Ciboroski, Senior Assistant Chief Accountant, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter at (202) 551-3317 or Eric Envall at (202) 551-3234 with any other questions.

Sincerely,

/s/ Stephanie Ciboroski

Stephanie Ciboroski
Senior Assistant Chief Accountant
Office of Financial Services II

cc: Eduardo Fernández García-Travesí
        Santander Mexico Financial Group, S.A.B. de C.V.